January 13, 2011

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:  H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc.
Registration Statement on Form S-1
File No. 333-167626

VIA FACSIMILE & EDGAR

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on January 13, 2011, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: December 6, 2010; January 10, 2011
(ii)	Dates of distribution: December 6 – December 21, 2010; January 10, 2011 – January 12, 2011
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 25
(iv)	Number of prospectuses so distributed: 1,400

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

RODMAN & RENSHAW, LLC

By:  /s/ John Borer
Name: John Borer
Title: Senior managing Director